SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:  Press release dated December 13, 2002 announcing the closing of the sale of TDF.

www.francetelecom.com

Press Release

France Telecom announces the closing of the sale of TDF

France Telecom to hold 36 percent of new entity

Net proceeds from the sale of 1.6 billion euros

After the impact of the TDF cash management transfer : Net cash from the sale of 1.3 billion euros

Paris, December 13, 2002 – France Telecom has closed the transaction announced last July 25 for the sale of TDF to an entity controlled by investment funds Charterhouse Capital Development, CDC IXIS Equity Capital and the Caisse des Dépôts. France Telecom sold its entire share in the TDF group to the new entity, in which it holds a 36-percent stake.

The total transaction values TDF at approximately 1.85 billion euros. France Telecom contributed 250 million euros for a 36-percent interest in the new entity. Net proceeds from the sale then amounts to 1.6 billion euros. Prior to the sale TDF took over its cash management, which was previously managed by France Telecom, representing approximately 273 million euros. This results in net cash for France Telecom from the sale of 1.34 billion euros.

The ownership structure of the new holding company is as follows:

•	45 percent for Charterhouse Capital Development and CDC IXIS Equity Capital
•	36 percent for France Telecom
•	19 percent for Caisse des Dépôts

About TDF

TDF provides broadcast services for radio and TV channels, as well as services for wireless telephone operators. TDF currently broadcasts some 14,300 TV frequencies and 4,500 FM frequencies. It hosts 7,000 wireless communications transmission points. TDF also develops multimedia information services in intelligent transport industry and Internet broadcast. Through its TDF Video Services subsidiary, TDF is also involved in production, post-production and studio facilities for TV programming. Outside France, TDF has operations in Finland, through its 49-percent stake in Digita, Finland’s largest broadcasting network, and in Spain, where its interests are held by Medialatina, a wholly-owned subsidiary. The TDF assets being divested represented 2001 consolidated revenues of approximately 780 million euros and EBITDA of about 250 million euros.

For further information, please contact:

Nilou Du Castel / Estelle Rozine
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com / estelle.rozine@francetelecom.com

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 13, 2002	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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